AMENDMENT NO. 1 TO

ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of May 9, 2021 by and among BioVie Inc., a Nevada corporation (“Buyer”), NeurMedix, Inc., a Delaware corporation (“Seller”), and Acuitas Group Holdings, LLC, a California limited liability company (“Guarantor”), solely for purposes of Section 10.16 of the Agreement (as defined below). Buyer, Seller and the Guarantor may be referred to herein, collectively, as the “Parties” and, individually, as a “Party.”

WHEREAS, the Parties entered into that certain Asset Purchase Agreement, dated as of April 27, 2021 (the “Agreement”), pursuant to which Seller has agreed to sell, transfer and assign (or cause to be sold, transferred and assigned) to Buyer, and Buyer has agreed to purchase from Seller, the Acquired Assets, upon the terms and subject to the conditions set forth in the Agreement; and

WHEREAS, pursuant to Section 10.10 of the Agreement, any provision of the Agreement may be amended by an instrument in writing signed on behalf of each of the Parties; and

WHEREAS, the Parties desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties, intending to be legally bound, hereby agree as follows:

AGREEMENT

1.1        Undefined Terms. Any undefined capitalized terms used in this Amendment have the meanings ascribed to such terms in the Agreement.

1.2        Amendment with Respect to the Contingent Stock Consideration.

(a)         Section 1.5(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Contingent Stock Consideration.

(i)       Upon the achievement of the milestones set forth in the table below (the “Milestones”) for any of the products set forth on Schedule 1.5(b) (the “Milestone Products”), Buyer shall issue to the Seller Successor the number of shares of Buyer Common Stock (the “Contingent Stock Consideration”) set forth with respect to the applicable Milestone in the table below (it being understood, for the avoidance of doubt, that each Milestone may be achieved only once), subject to adjustment for stock splits, combinations, reclassifications or similar transactions.

Milestone	Number of Shares of Buyer Common Stock
A. A Pivotal Clinical Trial for any Milestone Product meets its primary endpoint(s).	4,500,000
B. The FDA accepts an NDA for any Milestone Product, provided that 50% of this Milestone shall be payable earlier upon the filing of a marketing authorization application for any Milestone Product with the European Medicines Agency.	4,500,000
C. The FDA approves an NDA for any Milestone Product, provided that 50% of this Milestone shall be payable earlier upon the grant by the European Commission of marketing authorization for any Milestone Product.	4,500,000
D. Net Sales for all Milestone Products together reach at least $1,000,000,000 during any fiscal year of the Buyer.	4,500,000

(ii)       Buyer shall issue the shares of Buyer Common Stock constituting the Contingent Stock Consideration with respect to each of Milestones A, B and C in the table set forth in this Section 1.5(b) to the Seller Successor within five (5) Business Days following the occurrence of the applicable Milestone, and Buyer shall issue the shares of Buyer Common Stock constituting the Contingent Stock Consideration with respect to Milestone D in the table set forth in this Section 1.5(b) within five (5) Business Days following the filing of Buyer’s Annual Report on Form 10-K for the applicable fiscal year in which Milestone D is satisfied. Notwithstanding the foregoing, if, following the issuance by Buyer of the shares of Buyer Common Stock constituting the Contingent Stock Consideration following the achievement of a Milestone, the total ownership of the Seller Successor and its Affiliates of shares of Buyer Common Stock (including in the numerator of such calculation any shares of Buyer Common Stock Transferred by the Seller Successor or its Affiliates to a Third Party after the date of this Agreement) would exceed 87.5% of the Buyer Outstanding Shares, Buyer shall reduce the number of shares of Buyer Common Stock issuable upon achievement of the applicable Milestone such that, following issuance of the applicable shares of Buyer Common Stock, the Seller Successor and its Affiliates would own 87.5% of the Buyer Outstanding Shares (including in the numerator of such calculation any shares of Buyer Common Stock Transferred by the Seller Successor or its Affiliates to a Third Party after the date of this Agreement).”

(b)         Section 1.5(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Upon consummation of any Fundamental Transaction, the applicable Successor Entity shall expressly assume Buyer’s obligations under this Section 1.5 and deliver to the Seller Successor confirmation in writing, duly executed by such Successor Entity, that (i) subject to the satisfaction of the Contingent Cash Condition set forth in clause (i) of the definition thereof, the Successor Entity shall pay (or cause to be paid) to the Seller Successor an amount equal to the Contingent Cash Amount, in the manner described in Section 1.5(a) (it being understood, for the avoidance of doubt, that the Contingent Cash Condition set forth in clause (ii) of the definition thereof shall be deemed to have been satisfied upon consummation of such Fundamental Transaction), and (ii) following achievement of any remaining Milestones after the consummation of such Fundamental Transaction, the Successor Entity shall pay or issue, as applicable (or cause to be paid or issued, as applicable), to the Seller Successor, in lieu of the shares of Buyer Common Stock constituting the Contingent Stock Consideration that would otherwise have been issuable to the Seller Successor pursuant to Section 1.5(b), at the Seller Successor’s election, either (A) an amount in cash equal to the number of shares of Buyer Common Stock set forth in the table set forth in Section 1.5(b)(i) multiplied by the value of the per share consideration received for each share of Buyer Common Stock in such Fundamental Transaction or (B) such shares of stock, securities, cash, assets or any other property whatsoever, if any, that the Seller Successor would have been entitled to receive upon the closing of such Fundamental Transaction had the shares of Buyer Common Stock constituting the Contingent Stock Consideration with respect to the applicable Milestone been issued immediately prior to the closing of such Fundamental Transaction. No later than the closing date of any Fundamental Transaction, Buyer shall disclose to the Seller Successor all material information relating to such Fundamental Transaction (including the material terms and conditions thereof). The provisions of this Section 1.5(c) shall apply similarly and equally to all successive Fundamental Transactions.”

(c)         Section 1.5(f)(i) of the Agreement is hereby amended and restated in its entirety as follows:

“(i) Notwithstanding any other provision in this Agreement to the contrary, prior to Buyer making a payment of the Contingent Cash Amount pursuant to Section 1.5(a) or delivering shares of Buyer Common Stock constituting Contingent Stock Consideration pursuant to Section 1.5(b) to the Seller Successor, Buyer may offset against such Contingent Consideration any amounts then owed by Seller or the Seller Successor to Buyer pursuant to this Agreement (it being understood and agreed that any shares of Buyer Common Stock so offset shall be valued by reference to the Buyer Trading Price for the ten (10) consecutive Business Days ending on the Business Day immediately before the offset of such amounts).”

(d)         The definition of “Cap” in Section 9.1(s) of the Agreement is hereby amended and restated in its entirety as follows:

“(s) “Cap” means an amount equal to the sum of (i) an amount equal to 10% of the Initial Cash Payment, plus (ii) an amount equal to 10% of the value of the Initial Stock Consideration, with the value of the Initial Stock Consideration for purposes of this definition being equal to the number of shares of Buyer Common Stock constituting the Initial Stock Consideration multiplied by the Buyer Trading Price for the ten (10) consecutive Business Days ending on the Business Day immediately before the Closing Date, plus (iii) an amount equal to 10% of the Contingent Cash Amount to the extent paid by Buyer pursuant to Section 1.5(a), plus (iv) an amount equal to 10% of the value of the Contingent Stock Consideration to the extent delivered by Buyer pursuant to Section 1.5(b), with the value of such Contingent Stock Consideration for purposes of this definition being equal to the number of shares of Buyer Common Stock so delivered multiplied by the Buyer Trading Price for the ten (10) consecutive Business Days ending on the Business Day immediately before the issuance of such Contingent Stock Consideration.”

(e)         The definition of “Maximum Liability Amount” in Section 9.1(zz) of the Agreement is hereby amended and restated in its entirety as follows:

“(zz) “Maximum Liability Amount” means an amount equal to the sum of (i) the Initial Cash Payment, (ii) the value of the Initial Stock Consideration on the Closing Date, with the value of the Initial Stock Consideration for purposes of this definition being equal to the number of shares of Buyer Common Stock constituting the Initial Stock Consideration multiplied by the Buyer Trading Price for the ten (10) consecutive Business Days ending on the Business Day immediately before the Closing Date, (iii) the Contingent Cash Amount to the extent actually paid by Buyer pursuant to Section 1.5(a), and (iv) the value of the Contingent Stock Consideration to the extent actually delivered by Buyer pursuant to Section 1.5(b), with the value of such Contingent Stock Consideration for purposes of this definition being equal to the number of shares of Buyer Common Stock so delivered multiplied by the Buyer Trading Price for the ten (10) consecutive Business Days ending on the Business Day immediately before the issuance of such Contingent Stock Consideration.”

1.3        Buyer Stockholder Approval. Immediately following the execution and delivery of this Amendment, and in lieu of calling a meeting of Buyer’s stockholders, Buyer shall (a) submit the Stockholder Written Consent, in the form attached as Exhibit I to this Amendment (the “Stockholder Written Consent”), to the Principal Stockholder and (b) use its reasonable best efforts to obtain the Stockholder Written Consent, duly executed by the Principal Stockholder and duly delivered to Buyer in accordance with the Nevada Revised Statutes, from the Principal Stockholder before 9:00 a.m. New York time, on the day immediately following the date of this Amendment. The Parties agree and acknowledge that the Stockholder Written Consent shall be void and of no further effect if the Agreement is terminated in accordance with the terms and conditions hereof. Within two (2) Business Days after the date of this Amendment, Buyer shall file with the SEC a revised preliminary Information Statement relating to the Buyer Stockholder Approval.

1.4        No additional Changes. Except as specifically set forth in this Amendment, the terms and provisions of the Agreement shall remain unmodified. From and after the date of this Amendment, all references to the Agreement shall mean the original Agreement as amended by this Amendment.

1.5        Counterparts; Facsimile Signatures. This Amendment may be executed in multiple counterparts and any Party may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. For purposes of this Amendment, facsimile signatures shall be deemed originals, and the Parties agree to exchange original signatures as promptly as possible.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 to Asset Purchase Agreement as of the day and year first written above.

BioVie Inc.

By: /s/ Michael Sherman

Name: Michael Sherman

Title: Director

NeurMedix, Inc.

By: /s/ Terren Peizer

Name: Terren Peizer

Title: Chief Executive Officer

Acuitas Group Holdings, LLC, solely for purposes of Section 10.16 of the Agreement

By: /s/ Terren Peizer

Name: Terren Peizer

Title: Managing Member

[Signature page to Amendment No. 1 to Asset Purchase Agreement]